Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (1)

		Year Ended December 31,
	June 30, 2008	2007	2006

FIXED CHARGES:
Interest and Commissions on debt	5,279,368	8,291,657	4,836,256
Other interest and borrowing expenses	63,099	81,968	64,807
Estimate of the interest within rental expense	161	317	300

Total fixed charges, as defined	5,342,628	8,373,942	4,901,363

EARNINGS:
Net income	(48,000)	(148,786)	159,268
Income taxes	(18,000)	(61,086)	57,760
Fixed charges, as defined	5,342,628	8,373,942	4,901,363

Total earnings, as defined	5,276,628	8,164,070	5,118,391

RATIO OF EARNINGS TO FIXED CHARGES(2)(3)	0.99	0.97	1.04

The amount of coverage deficiency:	66,000	209,872

(1)	Effective 1 January 2007, the accounts are presented according to international accounting principles as issued by the IASB (International Financial Reporting Standards). Figures for the year ended December 31, 2006 have been restated under IFRS for comparative purposes.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued.

(3)	The ratio of earnings to fixed charges in the six months ended June 30, 2008 and the year ended December 31, 2007 had deficits due to negative earnings of NOK 66 million (USD 13 million) and NOK 210 million (USD 39 million), respectively. The negative earnings in the six months ended June 30, 2008 and the year ended December 31, 2007 were driven by the impact of reduced market values of our investments in securities in the trading portfolio.